Exhibit 99.2

Ku6 Media Co., Ltd.

Building 6, Zhengtongchuangyi Centre

No. 18, Xibahe Xili, Chaoyang District

Beijing 100028, People’s Republic of China

2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 8, 2013

PROXY STATEMENT

General

We are soliciting the proxy on behalf of our Board of Directors (the “Board” or “our Board”) for use at the 2013 annual general meeting of shareholders of Ku6 Media Co., Ltd. (“Ku6” or  the “Company”) to be held on November 8, 2013 at 10:00 a.m., Hong Kong time, and at any adjournment thereof (the “2013 AGM”). The 2013 AGM will be held at Boardroom I, Business Centre, 3/F, Harbour Grand Kowloon, 20 Tak Fung Street, Hunghom, Kowloon, Hong Kong.

This proxy statement is available to shareholders beginning on October 8, 2013 and the form of proxy is first being mailed to shareholders on or about October 8, 2013.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date to the Company (Attention: Legal Counsel) or, if you hold ordinary shares, by attending the 2013 AGM and voting in person. Attendance at the 2013 AGM in and of itself does not revoke a prior proxy. A written notice of revocation, if  delivered, must be received by the Company before November 8, 2013, if you hold our ordinary shares.

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on September 30, 2013 are entitled to attend and vote at the 2013 AGM. Our ordinary shares underlying ADSs are included for purposes of this determination. As of September 30, 2013, 4,726,648,360 of our ordinary shares, par value US$0.00005 per share, were issued and outstanding, of which approximately 2,424,672,400 were represented by ADSs. The presence in person or by proxy of shareholders holding at least one-third of the issued ordinary shares of the Company entitled to vote at the 2013 AGM will constitute a quorum.

Voting and Solicitation

Each share issued and outstanding on the record date is entitled to one vote. Voting by holders of ordinary shares at the 2013 AGM will be by a show of hands unless the chairman of the 2013 AGM or any shareholder present in person or by proxy demands that a poll be taken. Holders of ADSs cannot attend or vote at the 2013 AGM.

The costs of soliciting proxies will be borne by the Company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. The solicitation materials are available on the Company’s website at http://ir.ku6.com. Hard copies of the solicitation materials are available upon request to shareholders free of charge.

Voting by Holders of Ordinary Shares

Holders of ordinary shares should vote by either attending the 2013 AGM in person or by mailing the Proxy Card to us as instructed therein. The Proxy Card should be mailed to us at Attention: Legal Counsel, Building 6, Zhengtongchuangyi Centre, No. 18, Xibahe Xili, Chaoyang District, Beijing 100028, People’s Republic of China, as soon as possible to ensure receipt by us before November 8, 2013.

When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the 2013 AGM in accordance with the instructions of such holder. If no specific instructions are given by such holders, the shares will be voted “FOR” each proposal recommended by our Board and in the proxy holder’s discretion as to other matters that may properly come before the 2013 AGM. Abstentions by holders of ordinary shares will count towards the quorum but shall not be included in the determination of the number of votes cast and shall not be counted as votes for or against a proposal.

Voting by Holders of American Depositary Shares (“ADSs”)

Citibank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all holders of ADSs the Notice of the 2013 AGM and an ADR Voting Instruction Card. If the depositary receives voting instructions to “abstain”, such ordinary shares of the Company represented by such ADSs will count towards the quorum but shall not be included in the determination of the number of votes cast and shall not be counted as votes for or against a proposal. Broker non-votes will not be counted toward a quorum or for any purpose in determining whether the proposal is approved.

PROPOSAL NO. 1 THROUGH NO. 9

ELECTION OF DIRECTORS

The Board has nominated nine directors for election at the 2013 AGM. Each director to be elected will hold office until the next annual general meeting of shareholders and until his or her successor is duly elected and qualified, or until his or her earlier removal, or earlier vacation of office.

Our current amended and restated Articles of Association provides that our Board shall consist of not more than 10 persons (exclusive of alternate directors of the Company).

All of the nominees were previously nominated by the Board. The Board has no reason to believe that any of the nominees named below will be unable or unwilling to serve as a director if elected.

The names of the nominees, their ages as of October 8, 2013 and the principal positions with the Company held by them are as follows.

Name	Age	Position
Bruno Wu(3)	46	Independent Director and Chairman of the Board of Directors
Tianqiao Chen(1)	40	Director
Danian Chen(1)	35	Director
Robert Chiu (1)(2)	43	Director
Haifa Zhu(2)	40	Director
Tuoc Luong(2)	52	Director
Tongyu Zhou(3)	45	Independent Director
Wenwen Niu(3)	47	Independent Director
Fang Du	40	Director and Chief Executive Officer

(1)         Member of the compensation and leadership development committee

(2)         Member of the corporate development and finance committee

(3)         Member of the audit committee

Directors Nominated for Election at the 2013 AGM

Bruno Wu. Mr. Wu has served as an independent director on our Board since September 1, 2009 and has been Chairman of our Board since August 17, 2010. Mr. Wu also served as a director of Shanda Interactive Entertainment Limited (“Shanda Interactive”) from October 2006 to August 2009. Mr. Wu is the founder, co-chairman and co-chief executive officer of BT Capital Group, which was established in July 2013 by combining Sun Redrock Group (“SRG”) and Thomas Middelhoff. Mr. Wu is the co-founder and chairman of SRG and Sun Media Group’s investments, both among the largest private media investment groups in China. Mr. Wu served as co-chairman of SINA Corporation from 2001 to 2002 and as the chief operating officer of ATV, one of the two free-to-air networks in Hong Kong, from June 1998 until February 1999. Mr. Wu received a doctorate degree in international politics from Fudan University in 2001, a master of arts degree in international affairs from Washington University in Missouri in 1993, a bachelor of science degree in business administration-finance from Culver-Stockton College in Missouri in December 1990, and a diploma of studies in French civilization from the University of Savoie in France in 1987.

Tianqiao Chen. Mr. Chen has served on our Board since July 24, 2009 and was Chairman of our Board from July 24, 2009 to August 17, 2010. Mr. Tianqiao Chen is one of the co-founders of Shanda Interactive and has served as the chairman of the board of directors and the chief executive officer of Shanda Interactive since its inception in December 1999. Mr. Chen has also served as chairman of the board of directors of Shanda Games Limited since August 2012 and as an independent director of Shanghai Oriental Pearl (Group) Co., Ltd. since August 2013. Mr. Chen received a bachelor’s degree in economics from Fudan University. Mr. Tianqiao Chen is the brother of Mr. Danian Chen, one of our directors.

Danian Chen. Mr. Danian Chen has served on our Board since January 19, 2010. Mr. Danian Chen is one of the co-founders of Shanda Interactive. Mr. Danian Chen served in various capacities at Shanda Interactive, mostly recently as the chief operating officer from 2008 to 2012. Mr. Chen is also a member of the board of directors of Shanda Interactive, a position which he has held since its inception in 1999, and a member of the board of directors of Shanda Games Limited. Mr. Danian Chen is Mr. Tianqiao Chen’s brother.

Robert Chiu. Mr. Chiu was appointed as a director of our Company by our Board on June 13, 2013. Mr. Chiu is the president of Shanda Interactive. He also serves as the chairman of Cloudary Corporation. Before joining Shanda Interactive, Mr. Chiu was a managing director and head of Asia Pacific Technology, Media and Telecom (“TMT”) Investment Banking and a senior member of the China Corporate and Investment Banking team of Bank of America Merrill Lynch. Prior to that, Mr. Chiu was global co-head of TMT Investment Banking and co-head of Asia Corporate Finance of Nomura. Mr. Chiu had also previously worked at Merrill Lynch from 2004 to 2009 as head of Asia TMT Investment Banking and chairman of Merrill Lynch Capital Markets (Taiwan) Limited. Between 1998 to 2004, Mr. Chiu worked at Goldman Sachs and Morgan Stanley in the Investment Banking Division in New York, Silicon Valley and Hong Kong offices. Mr. Chiu began his career at IBM in 1992. Mr. Chiu graduated with a master of management degree from the Kellogg School of Management, Northwestern University, in 1998, with a Fulbright Scholarship.

Haifa Zhu. Mr. Zhu has served on our Board since July 24, 2009. Mr. Zhu also served as our acting chief executive officer from March 14, 2011 to August 1, 2011. Mr. Zhu has served as chief investment officer and senior vice president of Shanda Interactive since April 2008. Mr. Zhu previously served as Shanda Interactive’s assistant vice president of investments, director of platform operations, director of central user platform and deputy director of new business center. Prior to joining Shanda Interactive, Mr. Zhu was responsible for investments at Nuovo Assets Investment Ltd. from 2001 to 2004. Prior to joining Nuovo Assets Investment Ltd., Mr. Zhu worked in technology management for the Shanghai Academy of Science from 1996 to 2001. Mr. Zhu received a master’s degree in business administration and a bachelor’s degree from Fudan University.

Tuoc Luong. Mr. Luong has served on our Board since May 7, 2012. Mr. Tuoc Luong is currently the chief executive officer of Shanda Innovations. Prior to that, Mr. Luong served as chief executive officer of Shanda Online Holding Limited from 2011 to May 2013. Mr. Luong served as the global senior vice president of Yahoo! Inc., or Yahoo, from 2007 to 2010, where he led the search division and was responsible for Yahoo’s search products worldwide. Before joining Yahoo, Mr. Luong held various management positions at Inter Active Corp (IAC), Ask Jeeves Inc., Microsoft Corporation, Oracle Corporation and several other hi-tech companies. In addition, Mr. Luong was an entrepreneur having founded and worked at multiple successful startup companies in Silicon Valley. Mr. Luong received a master’s degree in engineering management from Santa Clara University and a bachelor’s degree in computer science from the University of California at Berkeley.

Tongyu Zhou. Ms. Zhou has served as an independent director on our Board since September 1, 2009. Ms. Zhou is the founder and chairman of Shanghai Weida Hi-Tech Group Co., Ltd. Ms. Zhou is a member of the national committee of CPPCC and Chinese National Youth Union, vice president of the Chinese Young Entrepreneurs’ Association and Shanghai Chamber of Commerce. Ms. Zhou is a member of Standing Committee of All-China Federation of Industry and Commerce since November 2012. Ms. Zhou received a doctorate degree in economics from Fudan University in 2008 and a master’s degree in business administration from China Europe International Business School in 2002.

Wenwen Niu. Mr. Niu has served as an independent director on our Board since July 31, 2009. Mr. Niu is the publisher and creator of “The Founder” magazine and a professional industry commentator. Mr. Niu joined Economic Daily Group in 1991 and was awarded “China News Prize” three times in two consecutive years. In 1999, Mr. Niu was the editor-in-chief of China Entrepreneur Magazine and he was also one of the adjudicators for “Top 10 Economic Leaders” of CCTV. In addition, Mr. Niu received a master’s degree in economics and completed the Executive MBA program at Cheung Kong Graduate School of Business.

Fang Du. Mr. Du was appointed as a director of our Company by our Board on September 26, 2013. Mr. Du has served as our Chief Executive Officer since June 3, 2013. Prior joining to Ku6, Mr. Du joined Zhe Jiang TV, a renowned Chinese entertainment company, in 1994 and previously served as its Deputy Director and Chief of Program Center since 2005. Mr. Du is widely recognized as one of the best directors in China with almost 20 years’ experience in television program planning and production. He led the production of many of China’s most popular TV programs, including Do You Remember, Dream Show and The Voice of China (Chinese version of the American TV program The Voice). Mr. Du was named the Producer of the Year 2012 by Zong Yi, which is the Chinese edition of Variety. Mr. Du graduated from Zhejiang Radio and Television Junior College, which is now known as Zhejiang University of Media and Communications.

THE BOARD RECOMMENDS A VOTE FOR
THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE AS DIRECTOR

PROPOSAL NO. 10

APPROVAL, CONFIRMATION AND RATIFICATION OF THE APPOINTMENT OF PWC AS THE INDEPENDENT AUDITOR OF THE COMPANY AND THE AUTHORIZATION OF THE BOARD OF THE COMPANY TO FIX THE AUDITOR’S REMUNERATION

Our audit committee recommends, and our Board concurs, that the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PWC”) as our independent auditor to hold office until the next annual general meeting of shareholders and the authorization of our Board to fix the auditor’s remuneration be approved, confirmed and ratified.

In the event our shareholders fail to vote in favor of the appointment, PWC, as the continuing independent auditor of the Company, will nevertheless remain the independent auditor of the Company until another independent auditor is duly appointed by our shareholders or until they resign from such position.

THE BOARD RECOMMENDS A VOTE FOR
APPROVING, CONFIRMING AND RATIFYING THE APPOINTMENT OF PWC AS THE INDEPENDENT AUDITOR OF THE COMPANY TO HOLD OFFICE UNTIL THE NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS AND THE AUTHORIZATION OF THE BOARD TO FIX THE AUDITOR’S REMUNERATION

SHAREHOLDER COMMUNICATIONS WITH
THE BOARD OF DIRECTORS

The following procedures have been established by our Board in order to facilitate communications between our shareholders and our Board:

1)                Shareholders may send correspondence, which should indicate that the sender is a shareholder, to our Board or to any individual director by mail to Building 6, Zhengtongchuangyi Centre, No. 18, Xibahe Xili, Chaoyang District, Beijing 100028, People’s Republic of China, Attention: Acting Chief Financial Officer.

2)                Our Acting Chief Financial Officer will be responsible for the first review and logging of this correspondence and will forward the communication to the director or directors to whom it is addressed unless it is a type of correspondence which our Board has identified as correspondence which may be retained in our files and not sent to the directors.

Our Board has authorized the Acting Chief Financial Officer to retain and not send to directors communications that: (a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to ordinary course of business customer service and satisfaction issues, or (c) clearly are unrelated to our business, industry, management or board or committee matters. These types of communications will be logged and filed but not circulated to our directors. Except as set forth in the preceding sentence, the Acting Chief Financial Officer will not screen communications sent to our directors.

3)                The log of shareholder correspondence will be available to members of our Board for inspection. At least once each year, the Acting Chief Financial Officer will provide to our Board a summary of the communications received from shareholders, including the communications not sent to directors in accordance with screening procedures approved by our Board.

ACCESS TO CORPORATE GOVERNANCE POLICIES

We have adopted a Code of Business Conduct which applies to our employees, officers and non-employee directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. This code is intended to qualify as a “code of ethics” within the meaning of the applicable rules of the SEC and is available on our website at http://ir.ku6.com.To the extent required by law, any amendments to, or waivers from, any provision of the Code of Business Conduct will be promptly disclosed to the public.

Copies of our committee charters and the Code of Business Conduct will be provided to any shareholder upon written request to Attention: Legal Counsel, Building 6, Zhengtongchuangyi Centre, No. 18, Xibahe Xili, Chaoyang District, Beijing 100028, People’s Republic of China.

OTHER MATTERS

We know of no other matters to be submitted to the 2013 AGM. If any other matters properly come before the 2013 AGM, it is the intention of the persons named in the form of proxy to vote the shares they represent as the Board may recommend.

By Order of the Board of Directors

Bruno Wu
Chairman of the Board of Directors

Dated: October 8, 2013